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SECURITI 05039807 ION

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RECD S.E.C.
FEB 28 2005
1086

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48843

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Research Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3651 FAU Boulevard, Suite 200
(No. and Street)

Boca Raton (City) FL (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

E. Harold Gassenheimer (561)-416 5222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Lewin and Co.
(Name – *if individual, state last, first, middle name*)

1900 NW Corporate Blvd., Suite 300E Boca Raton, FL 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23

OATH OR AFFIRMATION

I, E. Harold Gassenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Research Group, Inc., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA LEE SLAWSBY
MY COMMISSION # DD 105291
EXPIRES: April 3, 2006
Bonded Thru Pichard Insurance Agency

E. Harold Gassenheimer
Signature

Chief Financial Officer
Title

Lisa Lee Slawsby
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON RESEARCH GROUP, INC.

FINANCIAL STATEMENT

December 31, 2004

AVALON RESEARCH GROUP, INC.
TABLE OF CONTENTS
DECEMBER 31, 2004

GOLDSTEIN LEWIN & CO.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders
Avalon Research Group, Inc.
Boca Raton, Florida 33431

We have audited the accompanying statement of financial condition of Avalon Research Group, Inc., (an S corporation) as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Avalon Research Group, Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

GOLDSTEIN LEWIN & CO.

Boca Raton, Florida
February 2, 2005

1900 NW Corporate Blvd. E-300
Boca Raton, Florida 33431
Tel. (561) 994-5050
Fax (561) 241-0071

Broward (954) 429-8555
Dade (305) 944-3582
Palm Beach (561) 737-0309
www.goldsteinlewin.com

Ft. Lauderdale Office
315 SE 7th Street, 2nd Flr.
Ft. Lauderdale, Florida 33301
(reply to Boca address)

AVALON RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and Cash Equivalents	$	361,903
Restricted Cash		253,488
Accounts Receivable		59,390
Commission and Broker Receivables		248,677
Notes Receivable – Related Parties		66,179
Deposits		34,997
Prepaid Expenses		58,396
Subcription Receivable		11,812
Advances to Employees		2,498
Property and Equipment, Net		245,442
	$	1,342,782

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Line of Credit	$	221,378
Accounts Payable		37,635
Accrued Liabilities		24,962
Due to Related Party		50,225
Commissions Payable		8,523
Income Tax Liabilities		15,994
Deferred Revenue		10,000
Capital Lease Obligation		48,965
		417,682
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common Stock, No Par Value, Authorized 111 Shares; Issued and Outstanding 111 Shares		622,488
Retained Earnings		302,612
Total Stockholder's Equity		925,100
	$	1,342,782

The Accompanying Notes are an Integral
Part of This Financial Statement

AVALON RESEARCH GROUP, INC.
NOTES TO THE FINANCIAL STATEMENT

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Avalon Research Group, Inc. (the "Company"), a wholly owned subsidiary of Metal Bulletin Holdings Corp., was incorporated on November 7, 1995, in the State of Florida. On January 30, 1996, the Company became effective with the National Association of Securities Dealers ("NASD"), the Securities and Exchange Commission ("SEC"), and the State of Florida to become a full service fully disclosed introducing broker-dealer. The Company operates one main office in Boca Raton, FL and derives its income by servicing the needs of its institutional client base.

On July 29, 2004, the former Shareholders of the Company signed a Stock Purchase Agreement (the "Agreement") to sell their shares to Metal Bulletin Holdings Corp., a Delaware corporation (Note 2).

In connection with its activities as a broker-dealer, the Company does not hold customer funds or securities. All brokerage transactions are cleared through Spear, Leeds & Kellogg ("SLK"). Although the Company's clearing firm maintains all of the accounts of such customers and preserves all required and customary records, the Company remains contingently liable for losses incurred on these accounts.

Summary of Significant Accounting Policies

Securities Transactions

Agency securities transactions in regular-way trades are recorded on the trade date basis, as if they had settled. Commissions arising from all securities transactions entered into for the account and risk of customers are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

The Company does not have proprietary securities transactions.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Restricted Cash

Restricted cash consists of $250,000 on deposit with SLK pursuant to the Company's clearing agreement (Note 3 and 13). The clearing agreement requires the Company to maintain $100,000 in net capital as calculated under SEC Rule 15c3-1 (Note 12). As long as the Company continues to use the clearing and execution services of SLK, the Company is required to maintain restricted funds on deposit. SLK also has a security interest in Company property held in their commission accounts to satisfy any obligations or liabilities to SLK.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Allowance for Doubtful Accounts

The allowance for bad debts is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the receivable. This evaluation is inherently subjective as it requires estimates that are susceptible to revisions as more information becomes available. As of December 31, 2004, management deemed that no allowance for doubtful accounts was necessary based upon their evaluations.

A receivable is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the invoiced payments.

Property and Equipment

Property and Equipment, is stated at cost less accumulated depreciation. Property and equipment under capital leases are stated at the present value of the future minimum lease payments. Depreciation is computed primarily using the straight-line method over the estimated useful life of the respective assets, which is generally three to five years.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company at times has cash in excess of Federal Deposit Insurance Corporation ("FDIC") insurance limits. The Company places its temporary cash investments with high credit quality financial institutions. Cash held by these financial institutions in excess of FDIC limits amounted to approximately $116,000 at December 31, 2004.

Income Taxes

Upon the transfer of ownership of the Company to Metal Bulletin Holdings Corp. on July 29, 2004, the Company terminated its S Corporation status and reverted to a C Corporation (Note 2).

The Company accounts for income taxes using the liability method. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

NOTE 1: NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (CONTINUED)

Advertising

Costs of advertising are expensed as incurred. The Company did not incur any advertising expenses during 2004.

NOTE 2: CHANGE IN OWNERSHIP

On July 29, 2004, the stockholders of the Company sold 100% of their shares to Metal Bulletin Holdings Corp., a wholly owned subsidiary of Metal Bulletin plc, a UK company.

NOTE 3: BROKER RECEIVABLES/PAYABLES AND COMMISSION RECEIVABLES

Broker receivables represent amounts held by the Company's clearing organization as required by the clearing agreement in order for SLK to agree to clear transactions for the Company.

Commission Receivable represent amounts due the Company from its clearing broker relating to customer securities transactions introduced by the Company and cleared on its behalf in the current trading month.

NOTE 4: STOCKHOLDER'S EQUITY

On April 6, 2004, the Company amended its Articles of Incorporation to increase the authorized number of shares of common stock from one hundred (100) shares to one hundred eleven (111) shares.

Subsequent to the increase in authorized shares on April 6, 2004, the Company sold 23.5 shares of its common stock to a minority shareholder and two employees. The stock value per share of the stock was determined by management to be $502.65 at April 6, 2004. At December 31, 2004, the Company had not received payment for the sale of these shares and accordingly, the accompanying financial statements reflect a stock subscription receivable of $11,812. The Company received $11,812 from the stockholders in February 2005.

NOTE 5: PROPERTY AND EQUIPMENT

Property and Equipment consists of the following:

Leasehold Improvements	$	38,451
Furniture and Fixtures		129,023
Computer Software		41,732
Equipment		333,076
		542,282
Less: Accumulated Depreciation		(296,840)
	$	245,442

NOTE 6: CONTRACTUAL COMMITMENTS

The Company is obligated under a non-cancelable operating lease for approximately 14,096 square feet of office space in Boca Raton, Florida that expires on May 31, 2006. Monthly lease payments of $19,437 are required for the period from January 1, 2005 through May 31, 2005 and increase to $20,211 for the period from June 1, 2005 through May 31, 2006.

The Company is also obligated under capital leases for furniture and fixtures that expire during the next three years. At December 31, 2004, the gross amount of furniture and fixtures and related amortization recorded under capital leases and included in furniture and fixtures were as follows:

Furniture and Fixtures	$	129,023
Less: Accumulated Depreciation		(50,301)
	$	78,722

The future minimum annual lease payments under operating and capital leases are as follows:

		Capital Lease		Operating Leases
For the Year Ended December 31,				
2005	$	37,180	$	238,662
2006		14,332		101,055
Total Minimum Lease Payments		51,512	$	339,717
Less Amount Representing Interest at 5.25% to 10%		(2,547)		
Present Value of Net Minimum Capital Lease Payments		48,965		
Less Current Portion of Capital Lease Obligation		(34,200)		
Capital Lease Obligation, net of Current Portion	$	14,765		

In addition, the Company's clearing agreement with SLK requires the Company to maintain a minimum deposit (Note 1) of $250,000, which can be in the form of cash, treasury bills or fully paid-for securities.

In December 2004, the Company entered into a Guarantee and Letter of Negative Pledge as a condition of a multi-currency revolving loan facility agreement between a financial institution and Metal Bulletin, plc.

NOTE 7: INCOME TAXES

Temporary differences giving rise to the deferred tax liability consists of the excess of depreciation for tax purposes over the amount for financial reporting purposes. The current and deferred portions of the Company's income tax liability at December 31, 2004 are as follows:

Current	$	6,586
Deferred		9,408
Total	$	15,994

NOTE 7: INCOME TAXES, (CONTINUED)

The components of income taxes for the year ended December 31, 2004 are as follows:

Current Income Tax:		
Federal	$	5,623
State		963
		6,586
Deferred Income Tax:		
Federal		8,033
State		1,375
		9,408
Net Income Tax	$	15,994

A reconciliation of the difference between the expected income tax expense on income computed at the statutory income tax rate and the Company's income tax expense is as follows (Note 1):

Tax at U.S. Federal statutory rate	$	11,900
State taxes, net of Federal benefit		1,544
Non-deductible items		2,550
Total Income Tax	$	15,994

NOTE 8: LINE OF CREDIT

On June 29, 2004, the Company obtained a variable rate line of credit of $500,000 from a financial institution, due on demand, but not later than December 29, 2005. This line bears interest at a rate which shall be equal to the highest base rate on corporate loans at large U.S. Money Center Commercial Banks that The Wall Street Journal publishes as the prime rate (5.14% at December 31, 2004). Borrowings under the line of credit and security agreement are collateralized by the Company's assets, including intangibles, equipment, receivables, depository accounts and the parent company's guarantee.

NOTE 9: RELATED PARTY TRANSACTIONS

During 2004, an entity partially owned by the former stockholders of the Company performed computer and technology related services for the Company for approximately $111,000.

The Company paid approximately $55,000 for legal services provided by a related party.

The Company has a $66,179 note receivable from an employee as of December 31, 2004, which includes $6,179 of accrued interest. The note is unsecured, payable on demand and bears interest at 3.50%.

The Company advances funds to employees on an as needed basis. The advances bear no interest and are due on demand.

NOTE 10: BENEFIT PLANS

The Company maintains the Avalon Research Group (401(k)) Plan (the "Plan"), a deferred contribution plan covering substantially all full time employees. In addition, at the discretion of the directors, the Company may make profit sharing contributions to the plan. The Company made no contributions to this plan for the year ended December 31, 2004. In addition, the Company maintains a Section 419 Plan ("419 Plan") for the benefit of certain members of management. This 419 Plan provides death benefits funded by individual life insurance policies for its shareholders. The Company oversees the sole employee trust that owns and is the beneficiary of these policies. During the year ended December 31, 2004, the Company made no contributions to the 419 Plan. The Company has no plans to make any further contributions to the 419 Plan.

NOTE 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $446,386, which was $346,386 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was .94 to 1.

NOTE 12: OFF-BALANCE-SHEET RISK

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer, SLK. The clearing broker/dealer is responsible for collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and proper executions of customer transactions by the clearing broker/dealer.

NOTE 13: CONTINGENCY

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's financial position, results of operations, or net capital.